

December 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

      Re: **TAL International Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 19, 2015
             Form 8-K
             Filed April 29, 2015
             Form 10-Q for Fiscal Quarter Ended June 30, 2015
             Filed August 5, 2015
             File No. 1-32638

Dear Mr. Burns:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Branch Chief
                          Office of Manufacturing and
                          Construction